SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Director/PDMR Shareholding

Prudential plc (the "Company")

Notification of interests of Directors / PDMRs and connected persons

The Prudential Group Share Incentive Plan

The Prudential Group Share Incentive Plan (the "Plan") is an HMRC approved share incentive plan available to all eligible employees including persons discharging managerial responsibilities (PDMRs).  Each month the Plan Trustee invests participants' contributions in the ordinary shares of the Company at the prevailing market price, which are held in the Plan Trust in accordance with the Plan Rules.

The Company was advised on 8 August 2014 of the following purchases on behalf of:

PDMR	Shares Purchased	Share Price	Total holding and total percentage holding following notification
T Thiam	13	£13.215	688,751 (0.027%)
P-O Bouée	13	£13.215	81,311 (0.003%)
J Hunt	12	£13.215	86,516 (0.003%)
M McLintock	13	£13.215	442,559 (0.017%)
N Nicandrou	13	£13.215	288,798 (0.011%)
M Coltman	13	£13.215	89,843 (0.004%)
J Foley	13	£13.215	222,223 (0.009%)
P Goerke	13	£13.215	93,564 (0.004%)
J Murray	13	£13.215	45,694 (0.002%)

Additional information

Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Contact

Angela Zeng, Company Secretarial Assistant, 020 7548 3943
Stefan Bort, Deputy Group Secretary, 020 7548 2115

Date of notification

11 August 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 11 August 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary